Dykema Gossett PLLC Franklin Square, Third Floor West 1300 I Street N.W. Washington, DC 20005 www.dykema.com Tel: (202) 906-8600 Fax: (202) 906-8669
May 3, 2010
Via EDGAR
Alison White, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust Registration Statement on Form N-14 (File No. 333-165932)
Dear Ms. White:
     This letter responds on behalf of John Hancock Trust (“JHT” or the “Registrant”) to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on April 19, 2010, with respect to JHT’s registration statement on Form N-14 under the Securities Act of 1933 (the “Act”) which was filed with the Commission via EDGAR on April 7, 2010 (the “Registration Statement”). Capitalized terms used herein have the meanings given them in the Registration Statement, and page references are to the EDGAR filing. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 497 under the Act.
Non-Accounting Comments
Comment 1: In the “Overview of the Reorganization” (p. 6) and pursuant to Item 3(b)(2) of Form N-14, please include a brief comparison of the “distribution and purchase procedures and exchange rights” of the Acquired and Acquiring Funds.
Response: The “Overview of the Reorganization” includes disclosure that the “Reorganization will not result in any material change in the purchase and redemption procedures followed with respect to the distribution of shares” of the funds. The disclosure will be revised to make clear that these procedures are the same for both funds. The disclosure does not refer to “exchange rights” because shareholders of JHT do not have rights denominated “exchange rights.” Rather, they may at any time redeem shares and use the redemption proceeds to purchase other shares.
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Alison White, Esq.
May 3, 2010

Comment 2. Please move footnote 1 in each of the Annual Fund Operating Expenses tables (pp. 9 and 17) to the preamble to that section and delete from the notes references to dollar amounts being redeemed.
Response: The requested changes will be made.
Comment 3. Please explain why Series I shares are not referred to in the Annual Fund Operating Expenses table and related examples under Proposal 1 (pp. 9-10) but are referred to later under the proposal.
Response: The Acquired Fund under Proposal 1 has outstanding Series II and NAV shares but not Series I shares. Consequently, the Acquiring Fund, which has outstanding shares of all three classes, will issue only Series II and NAV shares to the Acquired Fund in the Reorganization and only these Acquiring Fund share classes are included in the Annual Fund Operating Expenses table and related examples. Under “Performance” (pp. 12-13), however, Acquiring Fund performance information is given for Series I shares as well as for Series II and NAV shares. Series I performance information provides relevant additional disclosure because, as indicated in the preamble to that section, Series I shares of the Acquiring Fund are its oldest share class, and the performance of Series I shares is the performance of Series II and NAV shares for periods prior to the respective inception dates of the latter two share classes.
Comment 4. Please add the term “class” whenever referring to “Series I,” “Series II,” and “NAV.”
Response: The Registrant does not believe that the requested changes are necessary or would enhance the current disclosure. The Registrant submits that the Registration Statement makes clear, both expressly and otherwise, that “Series I shares,” “Series II shares” and “NAV shares” are separate share classes of the funds, that its use of the three terms in the Registration Statement is the same as its long-time usage of these terms in its prospectuses included in its registration statement on Form N-1A, as amended, and that such usage is familiar to its shareholders. The Registrant will, however, add a reference to share classes at the first reference to the Series I, Series II and NAV shares in each of the letter to contract owners and the proxy statement/prospectus.
Comment 5. Please provide “Financial Intermediary” disclosure pursuant to Item 8 of Form N-1A.
Response: The requested change will be made.
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Alison White, Esq.
May 3, 2010

Comment 6. Under “Subadvisers and Portfolio Managers” (pp. 36-38) and pursuant to Item 10(a)(2) of Form N-1A, please briefly describe the “team” and the responsibilities of different team members whenever a fund has more than one portfolio manager.
Response: The requested changes will be made.
Accounting Comments
Comment 7. In the last paragraph under “Overview of the Reorganization” (p. 6), please provide for each Acquired Fund estimates of: (a) the percentage of portfolio securities to be disposed of as a result of portfolio transitioning; and (b) the amount of reorganization expenses to be borne by the Acquired Fund.
Response: The requested changes will be made.
Comment 8. With reference to the pro forma financial statements for each of the two fund Combinations (Part B/SAI):
(a) Please present information as if the Reorganization took place on December 31, 2009, not on December 31, 2008.
Response: The Registrant submits that the presentation of information as if the Reorganization took place on December 31, 2008 is consistent with the requirements of Regulation S-X. As stated in Section 11.02(a) thereof, such information “should provide investors with information “about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time.”
(b) In the 4th paragraph, please disclose that the stated amounts for estimated reorganization expenses (High Income Trust — $153,568; U.S. High Yield Trust — $217,192) include stated amounts for transaction costs associated with portfolio transitioning (High Income Trust — $44,368; U.S. High Yield Trust — $83,692).
Response: The requested changes will be made.
(c) Please replace the 7th paragraph with disclosure relating to the portfolio transitioning that will take place.
Response: The requested changes will be made.
     In addition to the changes described above, the definitive filing will include record date information with respect to outstanding shares and share ownership that was not available at the time of the initial filing and certain other updating changes.
     The Registrant acknowledges that staff comments or changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with
California | Illinois | Michigan | Texas | Washington D.C.

Alison White, Esq.
May 3, 2010

respect to the Registration Statement and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.
Very truly yours,
Dykema Gossett pllc
/s/ Bruce W. Dunne
Bruce W. Dunne
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